AVINO SILVER & GOLD MINES LTD.
#400, 455 Granville Street, Vancouver, BC, V6C 1T1
Ph: 604-682-3701 Fax: 604-682-3600

*****AMENDED******

October 27, 2003

NEWS RELEASE

The Company is pleased to announce that a Private Placement of 2,000,000 units at $1.27 per unit will be conducted. Each unit will consist of one share and a two year share purchase warrant entitling the investor to purchase an additional share at a price of $1.58.

The Company will pay finder fees and/or commissions in connection with this placement in accordance in TSX Venture policy

The placement is subject to TSX Venture Exchange acceptance.

On Behalf of the Board;

“David Wolfin”
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.